Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2016

Revenue was a record high of $774.8 million in 3Q16, an increase of 12.3% QoQ from $690.2 million in 2Q16 and an increase of 36.0% YoY from $569.9 million in 3Q15.
Gross profit was $232.1 million in 3Q16, compared to $217.8 million in 2Q16 and $182.4 million in 3Q15.
Gross margin was 30.0% in 3Q16, compared to 31.6% in 2Q16 and 32.0% in 3Q15.
Net profit for the period attributable to SMIC was $113.6 million in 3Q16, as compared to $97.6 million in 2Q16 and $82.6 million in 3Q15.
Return on equity was 11.4% in 3Q16, compared to 10.2% in 2Q16 and 9.3% in 3Q15.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on November 7, 2016, in relation to its unaudited results for the three months ended September 30, 2016.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with IFRS unless otherwise stated below.

Shanghai, China – November 7, 2016. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC,” the “Company,” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2016.

Fourth Quarter 2016 Guidance:

The following statements are forward looking statements based on current expectations and involved risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

Revenue to increase by 5% to 7% QoQ.
Gross margin to range from 28% to 30%.
Non-GAAP operating expenses, excluding the effect of employee bonus accrual, government funding and gain from the disposal of living quarters to range from $179 million to $184 million.
Non-controlling interests of our majority-owned subsidiaries to range from positive $37 million to positive $39 million (losses to be borne by non-controlling interests).

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director commented, “SMIC is seeing robust demand across the board and we reiterate our growth target of 20% compounded annual growth from 2016 to 2019. In 2016, SMIC is growing in excess of 28% YoY. We are forecasting growth for both 4Q16 and 1Q17 given current visibility. We are on track to achieve another record year of revenue and net profit attributable to SMIC.

We had a fantastic third quarter, achieving our 7th consecutive quarter of revenue growth and 18th consecutive quarter of profit. Our revenue was a record high of $774.8 million, representing a growth of 36.0% YoY and 12.3% QoQ. Our net profit attributable to SMIC was also a record high of 113.6 million, a growth of 37.4% YoY and 16.3% QoQ. This marks the first time our quarterly net profit exceeds $100 million, and the second consecutive quarter to exceed 10% ROE.

We are still experiencing robust demand from various regions, applications, and nodes, and we are addressing the demand opportunities by laying the foundation for continued growth with prudent expansion to meet customers’ needs. In the last month, we announced several new fab construction projects to address our diverse demand. Actual production capacity will only be executed with careful planning to meet overlapping conditions of assured customer demand, technological readiness, and sustained profitability.”

Conference Call / Webcast Announcement

Date: November 8, 2016
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

China	+86 400-620-8038	(Pass code: SMIC)
Hong Kong	+852 3018-6771	(Pass code: SMIC)
Taiwan	+886 2-2650-7825	(Pass code: SMIC)
United States, New York	+1 845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php or http://edge.media-server.com/m/p/thpxzbvj.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong
        .

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Fourth Quarter 2016 Guidance”, “CapEx Summary” and the statements contained in the quotes of our CEO are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the cyclical nature of the semiconductor industry, changes in demand for our products, competition in our markets, our reliance on a small number of customers, orders or judgments from pending litigation, intensive intellectual property lawsuits in semiconductor industry and financial stability in end markets, general economic conditions and fluctuations in currency exchange rates.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its annual report on 20-F filed with the SEC on April 25, 2016, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP measures of operating results that are adjusted to exclude finance cost, depreciation and amortization, income tax expenses, the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. This earnings release also includes fourth quarter 2016 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. This earnings release includes EBITDA margin and non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. These non-GAAP financial measures are not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group’s financial measures prepared in accordance with IFRS. The Group’s non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group’s business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis because the effect of these adjustment items excluded for the purpose of non-GAAP operating expenses guidance are subject to some unpredictable conditions that cannot be estimated with reasonable certainty.

Summary of Thrid Quarter 2016 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	3Q16	2Q16	QoQ	3Q15	YoY
Revenue	774,845	690,221	12.3%	569,854	36.0%
Cost of sales	(542,742)	(472,407)	14.9%	(387,503)	40.1%

Gross profit	232,103	217,814	6.6%	182,351	27.3%
Operating expenses	(123,471)	(102,394)	20.6%	(108,125)	14.2%

Profit from operations	108,632	115,420	-5.9%	74,226	46.4%
Other income (expense), net	4,471	(20,632)	—	(3,459)	—

Profit before tax	113,103	94,788	19.3%	70,767	59.8%
Income tax expense	(960)	(297)	223.2%	(1,793)	-46.5%

Profit for the period	112,143	94,491	18.7%	68,974	62.6%
Other comprehensive income:
Exchange differences on translating foreign operations	445	(6,907)	—	(4,735)	—
Change in value of available-for-sale financial assets	653	(92)	—	(23)	—
Others	364	(4)	—	130	180.0%

Total comprehensive income for the period	113,605	87,488	29.9%	64,346	76.6%

Profit for the period attributable to:
SMIC	113,561	97,643	16.3%	82,626	37.4%
Non-controlling interests	(1,418)	(3,152)	-55.0%	(13,652)	-89.6%

Profit for the period	112,143	94,491	18.7%	68,974	62.6%
Gross margin	30.0%	31.6%		32.0%
Earnings per ordinary share(1) Basic	0.00	0.00		0.00
Diluted	0.00	0.00		0.00
Earnings per ADS(2) Basic	0.13	0.12		0.10
Diluted	0.12	0.11		0.10
Wafers shipped (in 8” equivalent wafers)	1,058,504	934,861		771,201
Capacity utilization(3)	97.2%	97.9%		100.5%

Note:

(1)	Based on weighted average ordinary shares of 42,214 million (basic) and 50,271 million (diluted) in 3Q16, 42,178 million (basic) and 46,350 million (diluted) in 2Q16, and 40,771 million (basic) and 45,020 million (diluted) in 3Q15.

(2)	Each ADS represents 50 ordinary shares.

(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Revenue increased by 12.3% QoQ from $690.2 million in 2Q16 to $774.8 million in 3Q16 mainly due to 1) an increase in wafer shipments in 3Q16 and 2) the revenue contributed from the acquisition of LFoundry S.r.l (“LFoundry”, the Company’s majority-owned subsidiary in Italy; the Company acquired a 70% interest in LFoundry on July 29, 2016).
Cost of sales was $542.7 million in 3Q16, up 14.9% QoQ from $472.4 million in 2Q16.
Gross profit was $232.1 million in 3Q16, an increase of 6.6% QoQ from $217.8 million in 2Q16.
Gross margin was 30.0% in 3Q16, as compared to 31.6% in 2Q16. The change was mainly due to 1) the receipt of insurance compensation in 2Q16 and 2) the acquisition of LFoundry in 3Q16.
Operating expenses were $123.5 million in 3Q16, an increase of 20.6% QoQ from $102.4 million in 2Q16, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

Analysis of Revenue

Revenue Analysis
By Application	3Q16	2Q16	3Q15
Computer	3.9%	4.3%	4.4%
Communications	46.1%	49.9%	55.1%
Consumer	40.7%	38.8%	31.9%
Others	9.3%	7.0%	8.6%
By Service Type	3Q16	2Q16	3Q15

Wafers	96.8%	95.8%	94.9%
Mask making, testing, others	3.2%	4.2%	5.1%
By Geography	3Q16	2Q16	3Q15

North America	28.3%	26.5%	33.9%
China(1)	51.6%	52.0%	47.9%
Eurasia(2)	20.1%	21.5%	18.2%
Wafer Revenue Analysis

By Technology	3Q16	2Q16	3Q15

28 nm	1.4%	0.6%	—
40/45 nm	22.6%	23.1%	15.6%
55/65 nm	20.8%	20.4%	22.2%
90 nm	2.2%	2.3%	4.4%
0.11/0.13 µm	12.7%	9.8%	11.1%
0.15/0.18 µm	37.2%	40.8%	43.1%
0.25/0.35 µm	3.1%	3.0%	3.6%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China and Hong Kong

Capacity*

Fab / (Wafer Size)	3Q16	2Q16
Shanghai Mega Fab (8”)	107,000	106,000
Shanghai 12-inch Fab (12”)	45,000	45,000
Beijing Mega Fab (12”)	87,750	83,250
Tianjin Fab (8”)	45,000	45,000
Shenzhen Fab (8”)	31,000	26,000
Beijing Majority-Owned Fab (12”)	34,875	33,750
Avezzano Majority-Owned Fab (8”)	40,000	—

Total monthly wafer fabrication capacity	390,625	339,000

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

Monthly capacity increased to 390,625 8-inch equivalent wafers in 3Q16 from 339,000 8-inch equivalent wafers in 2Q16, primarily because of 1) the capacity expansion in our Shanghai 8-inch fab, Shenzhen 8-inch fab, Beijing 12-inch mega-fab and our majority-owned Beijing 12-inch fab, and 2) the acquisition of LFoundry in 3Q16.

Shipment and Utilization

8” equivalent wafers	3Q16	2Q16	QoQ	3Q15	YoY
Wafer shipments	1,058,504	934,861	13.2%	771,201	37.3%
Utilization rate(1)	97.2%	97.9%	—	100.5%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	3Q16	2Q16	QoQ	3Q15	YoY
Cost of sales	542,742	472,407	14.9%	387,503	40.1%
Depreciation	136,628	127,989	6.7%	94,294	44.9%
Other manufacturing costs	404,994	342,962	18.1%	291,425	39.0%
Share-based compensation	1,120	1,456	-23.1%	1,784	-37.2%
Gross profit	232,103	217,814	6.6%	182,351	27.3%
Gross margin	30.0%	31.6%	—	32.0%	—

Cost of sales was $542.7 million in 3Q16, up 14.9% QoQ from $472.4 million in 2Q16.
Depreciation within the cost of sales increased by 6.7% to $136.6 million in 3Q16, compared to $128.0 million in 2Q16.
Other manufacturing costs within the cost of sales increased by 18.1% to $405.0 million in 3Q16, compared to $343.0 million in 2Q16.
Gross profit was $232.1 million in 3Q16, an increase of 6.6% QoQ from $217.8 million in 2Q16.
Gross margin was 30.0% in 3Q16, as compared to 31.6% in 2Q16. The change was mainly due to 1) the receipt of insurance compensation in 2Q16 and 2) the acquisition of LFoundry in 3Q16

Operating Expenses (Income) Analysis

Amounts in US$ thousands	3Q16	2Q16	QoQ	3Q15	YoY
Operating expenses	123,471	102,394	20.6%	108,125	14.2%
Research and development, net	81,898	64,526	26.9%	62,381	31.3%
General and administrative	35,449	33,496	5.8%	51,387	-31.0%
Selling and marketing	8,009	8,228	-2.7%	11,154	-28.2%
Other operating income	(1,885)	(3,856)	-51.1%	(16,797)	-88.8%

R&D expenses increased by $17.4 million QoQ to $81.9 million in 3Q16, compared to $64.5 million in 2Q16. Excluding the funding of R&D contracts from the government, R&D expenses increased by $15.0 million QoQ to $91.5 million in 3Q16. The change was mainly due to higher level of R&D activities in 3Q16. Funding of R&D contracts from the government was $9.6 million in 3Q16, compared to $12.0 million in 2Q16.

Other operating income decreased from $3.9 million in 2Q16 to $1.9 million in 3Q16, mainly because of lower gain realized from the disposal of certain living quarters in 3Q16.

Other Income (expense), Net

Amounts in US$ thousands	3Q16	2Q16	QoQ	3Q15	YoY
Other income (expense), net	4,471	(20,632)	—	(3,459)	—
Interest income	3,045	1,788	70.3%	1,378	121.0%
Finance costs	(1,236)	(5,991)	-79.4%	(2,009)	-38.5%
Foreign exchange gains or losses	(2,274)	5,335	—	(25,963)	-91.2%
Other gains or losses, net	7,810	(17,801)	—	28,527	-72.6%
Share of loss of investment using equity method	(2,874)	(3,963)	-27.5%	(5,392)	-46.7%

The change in finance costs was mainly due to government funding recognized as a reduction of interest expense in 3Q16.

Foreign exchange losses were mainly due to a devaluation of RMB against USD. Foreign monetary assets mainly consist of cash and cash equivalent and accounts receivables in RMB. Foreign monetary liabilities mainly consist of loans, short-term and medium-term notes, accounts payables and other payables in RMB.

The change in other gains or losses, net was mainly due to 1) $2.3 million gain in 3Q16 from the fair value change, compared to $18.0 million loss in 2Q16, in respect of the cross-currency swap agreements for the purpose of hedging against the foreign exchange risk relating to the RMB denominated liabilities including bank loans, short-term notes and medium-term notes and 2) $3.4 million gain in 3Q16, compared to $3.7 million loss in 2Q16, was the fair value change recognized in relating to the put option, which was granted by Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”), to the Group to sell the shares of Suzhou Changjiang Electric Xinke Investment Co., Ltd (“Changjiang Xinke”) to JCET, pursuant to an investment exit agreement entered into by SilTech Shanghai (a subsidiary of SMIC), JCET and Jiangsu Xinchao Technology Group Co., Ltd (a substantial shareholder of JCET).

The change in share of loss of investment using equity method was mainly due to the loss attributable to Changjiang Xinke. On April 27, 2016, SilTech Shanghai entered into a disposal agreement with JCET, pursuant to which SilTech Shanghai agreed to sell the shares of Changjiang Xinke to JCET in consideration of RMB664 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. This transaction has not closed as of the date of this earnings release and is waiting for the approval from China Securities Regulatory Commission.

Depreciation and Amortization

Amounts in US$ thousands	3Q16	2Q16	QoQ	3Q15	YoY
Depreciation and amortization	185,688	168,908	9.9%	130,460	42.3%

The increase in depreciation and amortization in 3Q16 was primarily due to 1) an increase in the capacity of the majority-owned Beijing 12-inch fab, Shanghai 12-inch fab and Shenzhen 8-inch fab and 2) the acquisition of LFoundry in 3Q16.

Liquidity

Amounts in US$ thousands	3Q16	2Q16
Cash and cash equivalent	1,634,752	1,586,671
Restricted cash	493,031	228,381
Other financial assets(1)	141,082	303,721
Trade and other receivables	754,140	657,406
Prepayment and prepaid operating expenses	35,878	51,493
Inventories	459,299	404,265
Assets classified as held-for-sale	53,379	57,333
Total current assets	3,571,561	3,289,270
Current tax liabilities	245	292
Other financial liabilities	443	422
Accrued liabilities	163,663	148,555
Deferred government funding	118,361	83,973
Convertible bonds	402,854	399,416
Short-term notes	89,955	90,465
Short-term Borrowings	66,655	91,375
Trade and other payables	1,099,528	1,097,743
Total current liabilities	1,941,704	1,912,241
Cash Ratio(2)	0.8x	0.8x
Quick Ratio(3)	1.6x	1.5x
Current Ratio(4)	1.8x	1.7x

Note:

(1)	Other financial assets mainly contain financial products sold by bank and bank deposits over 3 months.

(2)	Cash and cash equivalent divided by total current liabilities.

(3)	Current assets excluding inventories divided by total current liabilities

(4)	Total current assets divided by total current liabilities.

Capital Structure

Amounts in US$ thousands	3Q16	2Q16
Cash and cash equivalent	1,634,752	1,586,671
Restricted cash- current	493,031	228,381
Restricted cash- non current	21,359	—
Other financial assets(1)	141,082	303,721
Short-term borrowings	66,655	91,375
Long-term borrowings	1,240,343	1,232,457
Short-term notes	89,955	90,465
Medium-term notes	222,911	223,996
Convertible bonds- current	402,854	399,416
Convertible bonds- non current	391,541	—
Corporate bonds	494,474	494,048
Total debt	2,908,733	2,531,757
Net debt(2)	1,132,899	641,365
Equity	5,315,556	4,973,441
Total debt to equity ratio(3)	54.7%	50.9%
Net debt to equity ratio(4)	21.3%	12.9%

Note:

(1)	Other financial assets mainly contain financial products sold by bank and bank deposits over 3 months.

(2)	Net debt is total debt minus cash and cash equivalent, and other financial assets.

(3)	Total debt divided by equity.

(4)	Net debt divided by equity.

Cash Flow

Amounts in US$ thousands	3Q16	2Q16
Net cash from operating activities	199,532	245,764
Net cash used in investing activities	(687,808)	(1,211,425)
Net cash from financing activities	539,193	1,521,195
Effect of exchange rate changes	(2,836)	(3,818)
Net change in cash and cash equivalent	48,081	551,716

Capex Summary

Capital expenditures were $670.9 million in 3Q16, compared to $792.4 million in 2Q16.
The planned 2016 capital expenditures for foundry operations are approximately $2.6 billion, an increase from $2.5 billion based on the earlier estimate in 2Q16. The increase is mainly for the acquisition of used equipment for Shenzhen new 12-inch fab.
The planned 2016 capital expenditures for non-foundry operations are approximately $50 million, mainly for the construction of living quarters.

Recent Highlights and Announcements

SMIC Shenzhen Launches Construction of the First 12-Inch IC Production Line in South China (2016-11-03)
Delay in Despatch of Circular (2016-11-02)
Notification of Board Meeting (2016-10-18)
SMIC TianJin Launches Capacity Expansion Project; Expected to Become the World’s Largest Integrated 8-Inch IC Production Line (2016-10-17)
SMIC Shanghai Starts Construction of a New 12-Inch Wafer Fab (2016-10-13)
Continuing Connected Transactions in Relation to Framework Agreement (2016-09-30)
(1) Proposed Share Consolidation; and (2) Proposed Change in Board Lot Size (2016-09-30)
Circulars — Notification Letter and Request Form for Non-registered Shareholders (2016-09-20)
Circulars — Notification Letter for Registered Shareholders (2016-09-20)
Circulars — Notification Letter and Change Request Form to Registered Shareholders (2016-09-20)
Circulars — Letter and Reply Form to New Registered Shareholders — Election of Means of
Receipt and Language of Corporate Communication (2016-09-20)
(1) Grant of Share Options and (2) Non-exempt Connected Transactions — Proposed Grant of
Restricted Share Units to Directors and Chief Executive Officer (2016-09-12)
Grant of Options (2016-09-12)

Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2016 (2016-08-31)
Notification of Board Meeting (2016-08-19)
SMIC Reports Unaudited Results for the Three Months Ended June 30, 2016 (2016-08-10)
Poll Results of Extraordinary General Meeting Held on 10 August 2016 (2016-08-10)
SJSemi and Qualcomm Jointly Announce Mass Production of 14nm Wafer Bumping Technology (2016-07-28)
Notification of Board Meeting (2016-07-25)
Closure of Register of Members (2016-07-25)
Notice of Extraordinary General Meeting (2016-07-25)
Circulars — Notification Letter and Request Form for Non-registered Shareholders (2016-07-25)
Circulars — Notification Letter for Registered Shareholders (2016-07-25)
Circulars — (1) Major Transaction and Continuing Connected Transactions in Relation to Framework Agreement and (2) Notice of Extraordinary General Meeting(2016-07-25)
Form of Proxy for Use at the Extraordinary General Meeting to be Held on 10 August 2016 (2016-07-25)
Shanghai SMIC Private School Receives 6 Year Full Accreditation from The Western Association of Schools and Colleges (WASC) (2016-07-22)
Continuing Connected Transactions — Supply of Goods and Services, Leasing of Assets, Transfer of Equipment and Provision of Technical Authorisation and Licensing (2016-07-15)
Overseas Regulatory Announcement (2016-07-12)
Centralised Fund Management Agreement with Semiconductor Manufacturing North China (Beijing) Corporation (2016-07-08)
Completion of the Issue of US$450,000,000 Zero Coupon Convertible Bonds Due 2022 (2016-07-08)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	September 30, 2016	June 30, 2016
	(Unaudited)	(Unaudited)
Revenue	774,845	690,221
Cost of sales	(542,742)	(472,407)

Gross profit	232,103	217,814

Research and development expenses, net	(81,898)	(64,526)
General and administration expenses	(35,449)	(33,496)
Sales and marketing expenses	(8,009)	(8,228)
Other operating income, net	1,885	3,856
Operating expenses	(123,471)	(102,394)
Profit from operation	108,632	115,420
Other income (expense), net	4,471	(20,632)
Profit before tax	113,103	94,788
Income tax expense	(960)	(297)

Profit for the period	112,143	94,491

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	445	(6,907)
Change in value of available-for-sale financial assets	653	(92)
Others	364	(4)
Total comprehensive income for the period	113,605	87,488

Profit for the period attributable to:
Owners of the Company	113,561	97,643
Non-controlling interests	(1,418)	(3,152)

	112,143	94,491

Total comprehensive income for the period attributable to:
Owners of the Company	115,016	90,640
Non-controlling interests	(1,411)	(3,152)

	113,605	87,488

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders
Basic	0.00	0.00
Diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	0.13	0.12
Diluted	0.12	0.11
Shares used in calculating basic earnings per share	42,214,327,575	42,178,115,201
Shares used in calculating diluted earnings per share	50,271,070,930	46,350,183,330

Reconciliations of Non-GAAP Financial
Measures to Comparable GAAP Measures
Non-GAAP operating expenses(1)	(121,068)	(113,411)

EBITDA margin(2)	38.7%	39.1%

Note:

(1)	Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	September 30, 2016	June 30, 2016	September 30, 2015
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(123,471)	(102,394)	(108,125)
Employee bonus accrual	14,330	5,769	13,619
Government funding	(10,419)	(13,550)	(9,836)
Gain from the disposal of living quarters	(1,508)	(3,236)	(17,023)

Non-GAAP operating expenses	(121,068)	(113,411)	(121,365)

(2)	EBITDA margin is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax expense divided by revenue. SMIC uses EBITDA margin as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

The following table sets forth the reconciliation of EBITDA and EBITDA margin to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	September 30, 2016	June 30, 2016	September 30, 2015
	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	112,143	94,491	68,974
Finance costs	1,236	5,991	2,009
Depreciation and amortization	185,688	168,908	130,460
Income tax expense	960	297	1,793

EBITDA	300,027	269,687	203.236

EBITDA margin	38.7%	39.1%	35.7%

As of
	September 30, 2016	June 30, 2016
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	5,718,786	5,120,105
Land use right	90,169	90,681
Intangible assets	225,109	218,254
Investments in associates	247,980	228,580
Investments in joint ventures	15,203	19,685
Deferred tax assets	45,649	45,432
Derivative financial instrument	27,931	24,551
Restricted cash	21,359	—
Other assets	44,634	31,723

Total non-current assets	6,436,820	5,779,011

Current assets
Inventories	459,299	404,265
Prepayment and prepaid operating expenses	35,878	51,493
Trade and other receivables	754,140	657,406
Other financial assets	141,082	303,721
Restricted cash	493,031	228,381
Cash and cash equivalent	1,634,752	1,586,671

	3,518,182	3,231,937
Assets classified as held-for-sale	53,379	57,333

Total current assets	3,571,561	3,289,270

TOTAL ASSETS	10,008,381	9,068,281

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.0004 par value, 500,000,000 shares authorized, 42,275,097,240 and 42,190,317,456 shares issued and outstanding at September 30, 2016 and June 30, 2016, respectively	16,910	16,876
Share premium	4,923,459	4,914,385
Reserves	141,119	86,908
Accumulated deficit	(1,014,857)	(1,128,418)

Equity attributable to owners of the Company	4,066,631	3,889,751
Non-controlling interests	1,248,925	1,083,690

Total equity	5,315,556	4,973,441

Non-current liabilities
Borrowings	1,240,343	1,232,457
Convertible bonds	391,541	—
Bonds payable	494,474	494,048
Medium-term notes	222,911	223,996
Deferred tax liabilities	24,541	8,126
Deferred government funding	290,894	164,861
Other financial liabilities	15,724	17,747
Other liabilities	70,693	41,364
Total non-current liabilities	2,751,121	2,182,599

Current liabilities
Trade and other payables	1,099,528	1,097,743
Borrowings	66,655	91,375
Short-term notes	89,955	90,465
Convertible bonds	402,854	399,416
Deferred government funding	118,361	83,973
Accrued liabilities	163,663	148,555
Other financial liabilities	443	422
Current tax liabilities	245	292
Total current liabilities	1,941,704	1,912,241

Total liabilities	4,692,825	4,094,840

TOTAL EQUITY AND LIABILITIES	10,008,381	9,068,281

	For the three months ended
	September 30, 2016	June 30, 2016
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	112,143	94,491
Depreciation and amortization	185,688	168,908
Share of loss of investment using equity method	2,874	3,963
Changes in working capital and others	(101,173)	(21,598)

Net cash from operating activities	199,532	245,764

Cash flow from investing activities:
Payments for property, plant and equipment	(756,317)	(933,138)
Payments for intangible assets	(13,545)	(15,843)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale	4,271	2,422
Changes in restricted cash relating to investing activities	1,499	341
Payments to acquire financial assets	(504,852)	(348,960)
Proceeds on sale of financial assets	669,489	151,794
Proceeds from disposal of investment in joint ventures	2,440	—
Payment to acquire long-term investment	(22,995)	(64,650)
Payment for business combination, net of cash acquired	(69,825)	(3,391)
Dividends received from investment in joint ventures	2,027	—
Net cash used in investing activities	(687,808)	(1,211,425)

Cash flow from financing activities:
Proceeds from borrowings	—	642,135
Repayment of borrowings	(50,643)	(73,898)
Proceeds from (payment for) issuance of short-term and medium-term notes	(2,205)	316,627
Proceeds from issuance of convertible bonds	441,155	—
Proceeds from exercise of employee stock options	5,886	331
Proceeds from non-controlling interest – capital contribution	145,000	636,000
Net cash from financing activities	539,193	1,521,195

Effects of exchange rate changes on the balance of cash held in foreign currencies	(2,836)	(3,818)

Net increase in cash and cash equivalent	48,081	551,716
Cash and cash equivalent, beginning of period	1,586,671	1,034,955
Cash and cash equivalent, end of period	1,634,752	1,586,671

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yong Hua as his Alternate)
Zhou Jie
Ren Kai
Lu Jun

Independent Non-executive Directors
William Tudor Brown
Lip-Bu Tan
Carmen I-Hua Chang

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
November 7, 2016

• For identification purposes only